Craft Brew Reports Fourth Quarter and Full-Year 2016 Results; Provides 2017 Financial Guidance

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS 12% depletion growth for kona
in fourth quarter, 17% for Full-year 2016

CBA’s positive 2017 outlook reflects double digit year-to-date depletion growth for Kona, expansion of strategic partnerships, and strengthened Anheuser-Busch relationship

Portland, Ore. (March 16, 2017) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the fourth quarter and full year ended December 31, 2016. CBA attributed its fourth quarter performance to a number of ongoing strategic initiatives, including:

The Power of Kona’s Liquid Aloha
Depletion growth of 12% for Kona Brewing Co. in the quarter builds on Kona’s consistent double digit growth every year since 2008. As the cornerstone of CBA’s portfolio strategy, Kona now represents over 50% of CBA’s portfolio, which combines the power of Kona as a national lifestyle brand with strong regional craft breweries that meet today’s consumer demand for local and variety. In the fourth quarter, Kona solidified two of its largest brands -- Big Wave and Longboard Island Lager -- in the Top 25 of all craft brands and increased Big Wave depletions by 45%. For the full year, Kona’s growth alone was bigger than 90% of all craft breweries, and in its home market of Hawaii, Kona now commands an 11% share of total beer sales.

Advancing Our New Agreements with AB
We began working more closely with Anheuser-Busch (“AB”) to advance several key aspects of the new and enhanced agreements we announced with AB in the third quarter. As part of the new brewing agreement, we made significant progress in qualifying several CBA beers for production in AB’s Fort Collins, Colo. brewery, beginning spring 2017. On the commercial side, Kona was featured in a special craft beer holiday variety pack, alongside Widmer Brothers, Redhook and other brands from AB’s High End division, and we developed multiple assets for AB’s annual sales and marketing conference. Finally, we continued to explore potential international distribution opportunities that leverage AB’s strong footprint around the world. These efforts demonstrate tangible progress in advancing this key relationship and harnessing AB’s immense global capabilities.

Expanding the Role of Strategic Partnerships
In the fourth quarter, CBA announced its intent to partner with and take a minority stake in fast-growing Miami craft brewery Wynwood Brewing, which will establish a strategic base in Florida, the third largest beer state. Wynwood will join CBA’s growing roster of distinctive local partner breweries, including North Carolina-based Appalachian Mountain Brewery (“AMB”) and Nantucket Island’s Cisco Brewers, which collectively more than doubled shipments in the fourth quarter. These partnerships strengthen our topline by complementing Kona with a strong regional portfolio of craft brands and allow us to better leverage capacity across our owned brewery footprint.

Impact of Wholesaler Inventory Reductions
In the fourth quarter, CBA reduced inventory levels by nearly 15% at our wholesaler partners as part of our ongoing efforts to address slowing craft segment growth and the inventory pressures facing distributors in today’s complex craft beer market. CBA’s inventory measures contributed to a fourth quarter shipment decline of 13% over the same quarter in 2015. Comparatively, CBA’s overall depletions were down only 3% for the quarter, reflecting continued demand for CBA’s differentiated portfolio, led by Kona.

Craft Brew Reports Fourth Quarter and Full-Year 2016 Results; Provides 2017 Financial Guidance

Select financial results for the fourth quarter 2016:

•	While overall CBA depletions declined 3% from the fourth quarter of 2015, Kona depletions increased by 12% and continued to outpace the growth of the overall craft market.

◦	Positive contributions from our international business and partnerships also offset the overall decline in the fourth quarter.

•
CBA’s 13% shipment decline in the fourth quarter primarily reflects the reduction in wholesaler inventories described above, as well as the lapping of a fourth quarter 2015 increase in wholesaler inventories as we prepared for the first quarter 2016 temporary shutdown of our Portland brewery.

•	Net sales decreased by $3.4 million, or 7%, in the fourth quarter.

◦
The decrease was primarily due to the 13% beer shipments decline, partially offset by an increase in net revenue per barrel, which reflects a $1.6 million contract brewing shortfall fee and international incentive revenue of $315,000 from AB recorded in Q4 of 2016.

•	Gross profit decreased by 13%, to $13.4 million, and gross margin decreased by 210 basis points to 29.3% in the fourth quarter.

◦	The decrease reflects the reduction in shipment volumes, lower brewery utilization and higher cost of goods, compared to the fourth quarter in 2015.

•	Selling, general and administrative expense (“SG&A”) for the fourth quarter was $12.9 million, a 3% decrease over the fourth quarter of 2015.

◦
The decrease primarily reflects a Kona media expense reimbursement from AB and lower employee benefit costs; partially offset by employee severance costs and fees related to our emerging business strategy and AB agreements.

•	Diluted net income per share decreased to $0.00 for the fourth quarter, compared to $0.07 for the fourth quarter of 2015.

◦
During the quarter, we recorded charges for severance and emerging business costs of approximately $0.6 million before tax, or $0.02 per diluted share after tax, that we do not expect to occur on a regular basis.

◦	The estimated fourth quarter gross profit impact of wholesaler inventory reductions is $0.9 million before tax, or $0.03 per diluted share after tax.

Select financial results for the full year 2016:

•	Across CBA’s portfolio, depletions were flat for the year, similar to 2015, and in line with guidance reported in the third quarter.

◦	The results reflect 17% growth in our Kona brand family and increasing contributions from international and partnerships, compared to last year.

•	Shipments declined 6% in 2016 from 2015, compared to our updated 2016 guidance range of a decline between 3% and 5%.

◦	Despite the overall shipment decline, we grew shipments for Kona, which increased by 13% for the full year, and our international business in 2016.

◦
The shipment decline reflects the first quarter temporary Portland brewery closure, the fourth quarter reduction in wholesaler shipments to address contracting wholesaler inventories, and a 25% decrease in contract brewing volume.

•	Net sales decreased 1% from the prior year.

◦
The negative impact of the shipment decline on net sales was primarily offset by improved pricing, as well as a contract brewing shortfall fee of $1.6 million and $1.2 million recognized under our international distribution agreement with AB.

•	Gross margin declined by 110 basis points to 29.4% in 2016, compared to 30.5% in 2015, which is 160 basis points lower than our guidance range.

◦	Declines in gross margin were attributed to the decrease in shipments and lower brewery utilization, which resulted in a gross profit decrease of $2.6 million, or 4%, compared to 2015.

•	In line with updated guidance, SG&A increased $1.3 million to $59.2 million, which is 29% of net sales and represents an increase of 80 basis points over 2015.

◦	SG&A expenses reflect increased labor-related costs, brand marketing, and professional fees, partially offset by favorable in-market spend, employee benefit costs and lower incentive compensation.

Craft Brew Reports Fourth Quarter and Full-Year 2016 Results; Provides 2017 Financial Guidance

•	Net loss per share of $0.02 represents a decrease of $0.14 from diluted net income per share of $0.12 in 2015.

◦
During 2016, we recorded charges for severance and emerging business costs of approximately $1.3 million before tax, or $0.04 per diluted share after tax, that we do not expect to occur on a regular basis.

◦	The estimated full-year gross profit impact of wholesaler inventory reductions is $0.9 million before tax, or $0.03 per diluted share after tax.

•
Capital expenditures were approximately $15.7 million in 2016, which is below our refined 2016 guidance range for capital expenditures of $17 million to $19 million, and reflects the timing of major projects.

“While our fourth quarter performance was disappointing, it does not diminish the milestones achieved in 2016 -- from the series of agreements with AB, to the acceleration of our Kona Plus portfolio strategy, to the new thinking on our brewing footprint,” said Andy Thomas, chief executive officer, CBA. “Looking forward, we are excited to build on the strength of Kona, which continues to distinguish itself in an increasingly competitive category.”

Anticipated financial highlights for 2017:
In 2017, we will continue to build on the power of CBA’s proven Kona Plus strategy. Specifically, we expect to maintain strong growth on Kona and realize multiple topline benefits from the first full year with the expanded AB commercial and international agreements. With respect to gross margin, we anticipate aggressively evolving our cost structure as we realign our brewing footprint with the transition of volume through the AB contract brewing agreement.

•	Total CBA depletion change of flat to growth of 6%.

◦	Through the first two months of 2017, total depletions are up 1% compared to the same period last year and include 17% growth for Kona for the same period of 2017.

•	Shipments ranging between a decrease of 1% and increase of 4%, which reflects ongoing efforts to further reduce wholesaler inventories by nearly a third in 2017.

•	Average price increases of 1% to 2%, which excludes the $3.4 million we expect to recognize annually, on a straight-line basis over the 10-year term, as part of our international agreement with AB.

•	Total gross margin rate of 30.5% to 32.5%.

◦
Gross margin on our owned business, which includes beer related and pubs, is expected to be higher on a rate basis despite the negative influence of alternating proprietorship volume and contract brewing.

◦
Over the course of 2017, CBA management will reconcile the 2017 gross margin range with the previously disclosed target of 35%, which was projected without the AB agreements and with the completed sale of our Woodinville brewery.

•	SG&A ranging from $61 million to $63 million including increase in marketing spend and SG&A cost optimization, as we leverage investments made in prior years and seek to improve efficiencies.

•	Capital expenditures of approximately $16 million to $20 million, reflecting continued work on previously disclosed projects including the new Kona brewery and Redhook brewpub in Seattle.

“Our 2017 topline guidance is supported by the strength of the Kona brand, our expanded partnership with Anheuser Busch, and the ongoing development of our emerging business. Factoring in the reduction of wholesaler inventory levels, which will be completed ahead of this summer, acknowledges the challenges we’re seeing in the craft segment,” said Joe Vanderstelt, chief financial officer, CBA.  “We’re also intensely focused on growing the profit margins of CBA, particularly with the work our operations team is doing.”

Explanation of Rescheduled Filing and Conference Call
The complexity of the accounting associated with the revenue recognition for the AB agreements, announced in the third quarter, led to the delays in the timing of our filing. During the third quarter, CBA determined the corresponding accounting treatment, which was reflected in our third quarter financial results, and evaluated by our independent auditor. As part of the year-end audit, CBA management and our independent auditor revisited the accounting treatment previously applied, leading CBA to engage a Big Four accounting firm to assist in evaluating the appropriate revenue recognition associated with the AB agreements. The reevaluation of the accounting treatment took more time than anticipated; the results are reflected in our Form 10-K for the year ended December 31, 2016. Additional information can be found in Items 8 and 9A in our Form 10-K.

Craft Brew Reports Fourth Quarter and Full-Year 2016 Results; Provides 2017 Financial Guidance

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2016. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with an expanding stable of strong regional breweries and innovative lifestyle brands, including Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co. and Widmer Brothers Brewing. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Sales	$48,880	$52,864	$215,627	$218,581
Less excise taxes	3,076	3,625	13,120	14,413
Net sales	45,804	49,239	202,507	204,168
Cost of sales	32,394	33,754	142,908	141,972
Gross profit	13,410	15,485	59,599	62,196
As percentage of net sales	29.3%	31.4%	29.4%	30.5%
Selling, general and administrative expenses	12,876	13,219	59,224	57,932
Operating income	534	2,266	375	4,264
Interest expense	(189)	(153)	(709)	(572)
Other income, net	9	6	28	26
Income (loss) before income taxes	354	2,119	(306)	3,718
Income tax expense	278	860	14	1,500
Net income (loss)	$76	$1,259	$(320)	$2,218
Income per share:
Basic and diluted net income (loss) per share	$—	$0.07	$(0.02)	$0.12
Weighted average shares outstanding:
Basic	19,259	19,174	19,225	19,152
Diluted	19,361	19,186	19,225	19,175
Total shipments (in barrels):
Core Brands	165,400	189,100	748,900	787,600
Contract Brewing	6,200	8,700	26,700	36,800
Total shipments	171,600	197,800	775,600	824,400
Change in depletions (1)	(3)%	(1)%	—%	—%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2016	2015
Current assets:
Cash and cash equivalents	$442	$911
Accounts receivable, net	24,008	18,926
Inventory, net	19,091	18,300
Deferred income tax asset, net	2,144	1,905
Other current assets	2,495	2,439
Total current assets	48,180	42,481
Property, equipment and leasehold improvements, net	121,970	116,867
Goodwill	12,917	12,917
Intangible and other assets, net	19,482	18,069
Total assets	$202,549	$190,334
Current liabilities:
Accounts payable	$16,076	$17,100
Accrued salaries, wages and payroll taxes	4,967	5,468
Refundable deposits	6,486	6,559
Other accrued expenses	4,108	2,009
Current portion of long-term debt and capital lease obligations	1,317	507
Total current liabilities	32,954	31,643
Long-term debt and capital lease obligations, net of current portion	27,946	18,991
Other long-term liabilities	21,988	20,962
Total common shareholders' equity	119,661	118,738
Total liabilities and common shareholders' equity	$202,549	$190,334

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Twelve Months Ended December 31,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$(320)	$2,218
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,862	9,722
Loss on sale or disposal of Property, equipment and leasehold improvements	96	343
Deferred income taxes	360	876
Other, including stock-based compensation and excess tax benefit from employee stock plans	1,741	830
Changes in operating assets and liabilities:
Accounts receivable, net	(5,082)	(7,185)
Inventories	(1,614)	1,295
Other current assets	(55)	1,973
Accounts payable and other accrued expenses	1,515	3,151
Accrued salaries, wages and payroll taxes	(501)	354
Refundable deposits	442	(2,015)
Net cash provided by operating activities	7,444	11,562
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(15,722)	(15,653)
Proceeds from sale of Property, equipment and leasehold improvements	75	412
Expenditures for long-term deposits	(925)	(933)
Net cash used in investing activities	(16,572)	(16,174)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(605)	(1,094)
Net borrowings under revolving line of credit	9,198	5,737
Proceeds from issuances of common stock	172	93
Debt issuance costs	—	(87)
Tax payments related to stock-based awards	(106)	(151)
Excess tax benefit from employee stock plans	—	44
Net cash provided by financing activities	8,659	4,542
Decrease in Cash and cash equivalents	(469)	(70)
Cash and cash equivalents, beginning of period	911	981
Cash and cash equivalents, end of period	$442	$911

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
Net income (loss)	$76	$1,259	$(320)	$2,218
Interest expense	189	153	709	572
Income tax expense	278	860	14	1,500
Depreciation expense	2,737	2,460	10,663	9,500
Amortization expense	69	41	199	222
Stock-based compensation	446	278	1,087	1,176
Loss on disposal of assets	80	25	96	343
Adjusted EBITDA	$3,875	$5,076	$12,448	$15,531

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).